Exhibit 99.1

CLPS Incorporation Receives Nasdaq Notification Regarding Minimum Bid Price Requirements

HONG KONG, May 29, 2026 / PRNewswire / — CLPS Incorporation (the “Company” or “CLPS”) (Nasdaq: CLPS) today announced that it received a notification letter (the “Notification Letter”) from Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated May 27, 2026, indicating that the Company’s closing bid price for its common shares fell below $1.00 per share for 30 consecutive trading days, which is not in compliance with Nasdaq Listing Rule 5450(a)(1) for continued listing on The Nasdaq Global Market. The Nasdaq notification does not affect CLPS’s current listing or trading of the Company’s securities on the Nasdaq Global Market. This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure upon the receipt of a deficiency notification.

Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s common shares for the 30 consecutive business days from April 14, 2026 to May 26, 2026, the Company no longer meets the minimum bid price requirement.

Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a 180-calendar day compliance period, until November 23, 2026, to regain compliance with the minimum bid price requirement. To regain compliance, CLPS’s common shares must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days. If the Company achieves this within the compliance period, Nasdaq will provide written confirmation of compliance and the matter will be closed.

In the event that the Company does not regain compliance by November 23, 2026, it may be eligible for an additional 180-day compliance period by transferring to the Nasdaq Capital Market from the Nasdaq Global Market, provided it meets the necessary listing requirements, and notifying Nasdaq of its intent to cure the deficiency by effecting a reverse stock split if necessary, or may be subject to delisting.

The Notification Letter will have no effect on the Company’s business operations, and CLPS intends to monitor the closing bid price of its common shares and is committed to taking all reasonable measures, including, but not limited to, implementing a reverse share split of its outstanding common shares, to regain compliance with Nasdaq’s minimum bid price requirement.

About CLPS Incorporation

CLPS Incorporation (NASDAQ: CLPS), established in 2005 and headquartered in Hong Kong, is at the forefront of driving digital transformation and optimizing operational efficiency across industries through innovations in artificial intelligence, cloud computing, and big data. Our diverse business lines span sectors including fintech, payment and credit services, e-commerce, education and study abroad programs, and global tourism integrated with transportation services. Operating across 10 countries worldwide, with strategic regional hubs in Shanghai (mainland China), Singapore (Southeast Asia), and California (North America), and supported by subsidiaries in Japan and the UAE, we provide a robust global service network that empowers legacy industries evolve into data-driven, intelligent ecosystems. For further information regarding the Company, please visit: https://ir.clpsglobal.com/, or follow CLPS on Facebook, Instagram, LinkedIn, X, and YouTube.

Forward-Looking Statements

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance. Known and unknown risks, uncertainties and other factors, which may be beyond the Company’s control, may cause the actual results and performance of the Company to be materially different from such forward-looking statements. All such statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties related to the Company’s expectations of the Company’s future growth, deployment in the AI technology sector, performance and results of operations, the Company’s ability to capitalize on various commercial, M&A, technology and other related opportunities and initiatives, as well as the risks and uncertainties described in the Company’s most recently filed SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contact:

CLPS Incorporation

Rhon Galicha

Investor Relations Office

Phone: +86-182-2192-5378

Email: ir@clpsglobal.com